Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years ended December 31,			Nine months ended September 30,
(in thousands, except for ratio amounts)	2014	2015	2016	2017
Earnings available for fixed charges:
Income before income taxes	$17,074	$9,119	$19,773	$14,002
Add: Fixed charges	8,285	9,634	8,559	340
Less: Capitalized interest	(453)	(1,808)	(132)	0
Total earnings available for fixed charges	$24,906	$16,945	$28,200	$14,342
Fixed charges:
Interest expense	$7,832	$7,826	$8,427	$340
Capitalized interest	453	1,808	132	—
Estimate of interest within rental expense	—	—	—	—
Total fixed charges	$8,285	$9,634	$8,559	$340
Ratio of earnings to fixed charges	3.01	1.76	3.29	42.18
Preferred stock dividend requirements	4	5	5	—
Total fixed charges plus preferred stock dividends	$8,289	$9,639	$8,564	$340
Ratio of earnings to combined fixed charges and preferred stock dividends	3.00	1.76	3.29	42.18

For purposes of calculating the ratio of earnings to fixed charges:

•	“earnings” is the aggregate of the following items: (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (ii) plus fixed charges; (iii) plus amortization of capitalized interest; (iv) plus distributed income of equity investees; (v) plus the Company’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; (vi) less interest capitalized; (vii) less preference security dividend requirements of consolidated subsidiaries; and (viii) less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” is the sum of the following: (i) interest expensed and capitalized; (ii) amortized premiums, discounts and capitalized expenses related to indebtedness; (iii) an estimate of the interest within rental expense; and (iv) preference security dividend requirements of consolidated subsidiaries.